Filed Pursuant to Rule 433

Registration No. 333-132911

Merrill Lynch & Co., Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), the underwriter of this offering, is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc., the issuer. Consequently, Merrill Lynch & Co., Inc. is a “related issuer” and a “connected issuer” of MLPF&S within the meaning of the securities legislation of certain provinces of Canada. See “ For Employees resident in Canada — Relationship Between the Merrill Lynch & Co., Inc. and the Underwriter” below.

For employees resident in the European Economic Area

This document is an advertisement and is not a prospectus for the purposes of European Union Directive 2003/71/EC (the “Prospectus Directive”) and/or Part VI of the UK Financial Services and Markets Act 2000 (a “prospectus”), nor is it in compliance with the contents requirements of the Prospectus Directive. The offering is being made pursuant to an exemption from the obligation to prepare a prospectus provided by Articles 3(2) and 4(1)(e) of the Prospectus Directive, related implementation measures in Member States of the European Economic Area (“Member States”) and applicable local laws and regulations.

In connection with the admission of the common stock to trading on London Stock Exchange plc’s main market for listed securities, a prospectus will be prepared and made available in accordance with the Prospectus Directive and applicable local laws and regulations.

This document contains information about the number and nature of the common stock and the reasons for and details of the offering in compliance with Article 4(1)(e) of the Prospectus Directive, related implementation measures in Member States and applicable local laws and regulations.

No action has been or will be taken in any member state of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”) that would permit a public offering of the common stock, or the distribution of a prospectus or any other offering material relating to the common stock in any Relevant Member State. Accordingly, in each Relevant Member State this document and the offer of the common stock are being addressed to and directed only at:

(a) persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive and related implementation measures in Relevant Member States (“Qualified Investors”); or

(b) in France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Spain and the UK only, persons who are existing or former directors or employees of Merrill Lynch & Co., Inc., or another member of the Merrill Lynch Group pursuant to and in accordance with exemption provided by Article 4(1)(e) of the Prospectus Directive and related implementation measures in Relevant Member States.

In addition, in the United Kingdom, this document is being directed only at (a) Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (b) Qualified Investors who are high net worth entities falling within Article 49 of the Order, or (c) persons who are employees or former employees of Merrill Lynch & Co., Inc. or another member of the Merrill Lynch Group, and (d) other persons to whom it may otherwise lawfully be communicated, (all such persons together referred to as “relevant persons”).

Any person who is not a relevant person must not act or rely on this document or any of its contents. Any investment or investment activity to which this document relates is available only to (i) in the United Kingdom, relevant persons, (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors and, in France, Germany, Ireland, Italy, Luxembourg, The Netherlands and Spain only, persons who are existing or former directors or employees of Merrill Lynch & Co., Inc. , or another member of the Merrill Lynch Group, and will be engaged in only with such persons.

This pricing supplement has not been verified by, or registered with, any competent authority in the European Economic Area. Consequently, this document is not, and shall not, be distributed to the general public, but only to individuals or entities under the exemptions available pursuant the Prospectus Directive, related implementation measures in Member States and applicable local laws and regulations.

A l’attention des salariés situés en France

Vous trouverez ci-après un résumé des principales informations relatives à l’offre.

Nombre de valeurs mobilières offertes par ML&Co.	310.000.000 actions

Option de surallocation	46.500.000 actions

Nombre maximum de valeurs mobilières offertes par ML&Co.	356.500.000 actions (en cas d’exercice en totalité de l’option de surallocation)

Marchés réglementés sur lesquels les valeurs mobilières mobilières seront admises	NYSE (symbole : MER), le Chicago Stock Exchange, le Tokyo Stock Exchange et le London Stock Exchange

Nature et catégorie des valeurs mobilières offertes	Actions ordinaires

Montant total de l’offre	Sur la base d’un prix de l’offre hypothétique de 27,52 dollars, le produit net de la présente offre, et en l’absence d’exercice de l’option de surallocation, est estimé à environ 5,8 milliards de dollars (7,06 milliards de dollars si l’option de surallocation est exercée en totalité).

Utilisation du produit de l’émission	La société a l’intention d’utiliser le produit net de l’émission pour renforcer sa base actionnariale et plus généralement pour subvenir à tous besoins de la société. Ces derniers peuvent inclure le financement des activités des filiales de la société, le financement des actifs de la société et de ses filiales, l’allongement de la maturité moyenne des emprunts de la société et le financement d’acquisitions. Dans l’attente d’avoir à subvenir à de tels besoins, le produit net sera utilisé par la société pour réduire son endettement à court terme, ainsi que pour des investissements temporaires. La société pense devoir régulièrement engager des financements supplémentaires quand il deviendra nécessaire de financer la croissance de la société, par des acquisitions ou autrement, ou pour allonger la maturité moyenne des emprunts de la société.

Période de souscription	le 28 juillet et le 29 juillet 2008 entre l’heure de clôture et l’heure d’ouverture du marché NYSE (soit entre 22h et 15h30, heures de Paris).

Date de règlement-livraison	Autour du 1er août 2008

Facteurs de risque	Les salariés situés en France sont invités à prendre en considération la section “Facteurs de risques” et toutes autres informations contenues dans le prospectus avant de prendre leur décision d’investissement s’agissant des valeurs mobilières offertes.

For Employees resident in Hong Kong

    Warning: The contents of this pricing supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

For Employees resident in Singapore

This pricing supplement or any other offering material relating to the shares of common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to an exemption under Section 273(1)(f) of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the shares of common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this offering circular or any other offering material relating to the shares of common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to a qualifying person in relation to Merrill Lynch & Co., Inc., as defined in Section 273 of the Securities and Futures Act, and in accordance with the conditions specified in Section 273 of the Securities and Futures Act or (b) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

For Employees resident in Taiwan

The shares are available only to employees of Merrill Lynch & Co., Inc. , or another member of the Merrill Lynch Group, for purchase as described in this document and may not be otherwise offered or sold to residents of Taiwan.

For Employees resident in Canada

Attached to this Canadian offering memorandum and forming a part hereof, is a copy of the general prospectus supplement and prospectus of Merrill Lynch & Co., Inc. dated March 31, 2006 as well as the pricing supplement for this offering, each filed with the Securities and Exchange Commission in the United States. The offering of common stock in Canada is being made by this Canadian offering memorandum and any decision to purchase the common stock offered hereby should be made solely on the information contained herein. The offering in Canada is being made solely in the Provinces of Ontario, Québec, Manitoba, and British Columbia (the “Offering Provinces”). This Canadian offering memorandum is not, and under no circumstances is to be construed as, an advertisement or a public offering of the securities described herein. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence under applicable securities laws.

Resale Restrictions

The distribution of the common stock in the Offering Provinces is being made on a private placement basis to employees of Merrill Lynch & Co., Inc. and its related entities and is exempt from the requirement that a prospectus be filed with the relevant Canadian securities regulatory authorities. Any resale of the common stock in Canada must be made in accordance with applicable securities laws, which vary depending on the province. These resale restrictions may in some circumstances apply to a resale of securities made outside of Canada. Merrill Lynch & Co., Inc. is a “reporting issuer” in Canada within the meaning of applicable Canadian securities laws. As a result, the securities offered hereunder will become freely tradable in Canada four months and one day after the date of issuance of the common stock provided the seller is not a control person of Merrill Lynch & Co., Inc. (and subject to certain other conditions and restrictions under applicable Canadian securities laws). Purchasers of common stock are advised to seek legal advice prior to any resale of common stock.

Relationship Between Merrill Lynch & Co., Inc. and the Underwriter

MLPF&S was involved in the decision to distribute common stock hereunder. MLPF&S is an affiliate of Merrill Lynch & Co., Inc. and both MLPF&S and its Canadian affiliate Merrill Lynch Canada Inc. are indirect wholly-owned subsidiaries of Merrill Lynch & Co., Inc. Consequently, Merrill Lynch & Co., Inc. is a “related issuer” and is also a “connected issuer” of MLPF&S and Merrill Lynch Canada Inc. within the meaning of the securities legislation of the Offering Provinces.

MLPF&S has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Merrill Lynch & Co., Inc. MLPF&S will receive customary fees and commissions for these transactions. For more information, see “Underwriting” in the attached pricing supplement.

Representation and Agreement by Purchasers

Confirmations of the acceptance of offers to purchase the securities offered hereunder will be sent to purchasers in the Offering Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations.

Each purchaser who receives a purchase confirmation will, by the purchaser’s receipt thereof, be deemed to represent to Merrill Lynch & Co., Inc. and the dealer from whom such purchase confirmation is received that such purchaser has not been induced to participate in this offering or purchase common stock hereunder by expectation of employment or continued employment with Merrill Lynch & Co., Inc. or any of its related entities and the purchaser is entitled to purchase the securities offered hereunder without the benefit of a prospectus qualified under applicable securities legislation pursuant to section 2.24 of National Instrument 45-106 – Prospectus and Registration Exemptions by virtue of being (or being a permitted assign of) an employee, executive officer, director or consultant of Merrill Lynch & Co., Inc. or one of its related entities.

Forward-Looking Information

Certain statements in this Canadian offering memorandum constitute forward-looking information within the meaning of the National Instrument 51-102 – Continuous Disclosure Obligations. See “Forward-Looking Statements” in the attached pricing supplement for important information relating to such forward-looking information.

The material assumptions used to develop the forward-looking information in this Canadian offering memorandum are that there will be no significant change in economic conditions generally or in the industries within which Merrill Lynch & Co., Inc. operates, no significant change in corporate strategy and that none of the risks discussed in the documents incorporated by reference and in the section of the attached pricing supplement captioned “Risk Factors” actually occur.

Enforcement of Legal Rights

All of the directors and officers of Merrill Lynch & Co., Inc. and the experts named herein may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon such persons. All or a substantial portion of the assets of Merrill Lynch & Co., Inc. and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Merrill Lynch & Co., Inc. or such persons in Canada or to enforce a judgment obtained in Canadian courts against Merrill Lynch & Co., Inc. or such persons outside of Canada.

The date of this Notice is July 28, 2008.

This Notice supplements the Preliminary Pricing Supplement, dated July 28, 2008 and the General Prospectus Supplement and Prospectus, each dated March 31, 2006.

Merrill Lynch & Co., Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.